UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Kinetics Mutual Funds, Inc.	First Amended and Restated Application Pursuant to Section 6(c) for an
Kinetics Portfolios Trust	Order of Exemption from Rule 12d1-2(a)
Kinetics Asset Management, Inc.
and
Kinetics Funds Distributor, Inc.	File No. 812-13745

As filed with the Securities and Exchange Commission on May 12, 2010.

Please direct all written and oral communications
concerning this application to:

   Mary Jo Reilly
   Drinker Biddle & Reath LLP
    One Logan Square, Ste. 2000
    Philadelphia, Pennsylvania 19103-6996
   Phone: (215) 988-1137
   Fax: (215) 988-2757
   maryjo.reilly@dbr.com

With a copy of written communications to:

   Jay H. Kesslen
   Senior Vice President
   General Counsel
   Kinetics Asset Management, Inc.
   555 Taxter Road, Suite 175
   Elmsford, New York 10523
   Phone: (914) 703-6904
   Fax: (914) 703-6899
   jay@kineticsfunds.com

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I. INTRODUCTION

                 Kinetics Mutual Funds, Inc. (the “Company”), Kinetics Portfolios Trust (the “Trust”), Kinetics Asset Management, Inc. (the “Adviser”) and Kinetics Funds Distributor, Inc. (“KFDI” and, collectively with the Company, the Trust and the Adviser, the “Applicants”) hereby file this first amended and restated application (the “Application”) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof that is advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser (each, an “Adviser”) that is in the same group of investment companies as defined in Section 12(d)(1)(G) of the Act and that invests in other registered open-end management investment companies in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (together with such series of the Company and the Trust, the “Funds of Funds”1), also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with the Adviser or KFDI that now or in the future acts as principal underwriter with respect to the transactions described herein.

II. APPLICANTS

                A. Kinetics Mutual Funds, Inc.

                 The Company is organized as a Maryland corporation and is registered with the Commission as an open-end management investment company. The Tactical Paradigm Fund, a series of the Company, operates as a “fund of funds” and invests in a series of the Trust in reliance on Section 12(d)(1)(G) of the Act and, in reliance on Rule 12d1-2, in other investment companies and in other securities that are not issued by an investment company.  The Company and the Trust are part of the same “group of investment companies” within the meaning of Section 12(d)(1)(G)(ii) of the Act. The Tactical Paradigm Fund presently does not invest in Other Investments. However, the relief sought by this Application would permit it to do so.

1 Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in the Application.

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                B. Kinetics Portfolios Trust

                The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company. No existing series of the Trust presently invests in any other series of the Trust (or of any other investment company which is part of the “same group of investment companies”) in reliance on Section 12(d)(1)(G) of the Act or Rule 12d1-2. However, several series of the Trust presently do invest both in securities (as defined in Section 2(a)(36) of the Act) which are not issued by investment companies and in Other Investments. The relief sought by this Application would permit the series of the Trust to invest in other series of the Trust (and of any other investment company which is part of the “same group of investment companies”) (“Underlying Funds”) in reliance on Section 12(d)(1)(G) and Rule 12d1-2, while continuing to invest in such non-investment company securities and in Other Investments.

Applicants recognize that under Section 12(d)(1)(G)(i)(IV) of the Act no Fund of Funds may invest in an Underlying Fund unless the Underlying Fund has in place a policy prohibiting its investment in funds in reliance on Sections 12(d)(1)(F) or 12(d)(1)(G). Applicants are not seeking relief from Section 12(d)(1)(G)(i)(IV).

                C. Kinetics Asset Management, Inc.

                 The Adviser, a New York corporation, is registered as an investment adviser and all future Advisers will be registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser provides asset management services to each existing series of the Trust and to The Tactical Paradigm Fund and had discretionary management authority over approximately $5.50 billion in assets as of September 30, 2009.2

                D. Kinetics Funds Distributor, Inc.

KFDI, a New York corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc.  KFDI is the distributor for the Company and all its series and serves as the private placement agent for the Trust and all its series.

III. APPLICANTS’ PROPOSAL

                Each Fund of Funds which is an existing series of the Company invests in certain underlying funds of the Trust as set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, such Funds of Funds also be permitted to invest in Other Investments. The opportunity to invest in Other Investments will allow such Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (i.e., stocks, bonds and other securities that are not issued by an investment company). In addition, there may be times when using a derivative instrument may allow such a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

2 The Tactical Paradigm Fund is sub-advised by Broadmark Asset Management, LLC, an investment adviser registered under the Advisers Act.

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As noted previously, certain existing series of the Trust currently invest in securities (as defined in Section 2(a)(36) of the Act) and in Other Investments, but they do not invest in other series of the Trust (or of any other investment company which is part of the “same group of investment companies”) in reliance on Section 12(d)(1)(G) or Rule 12d1-2. From time to time, the Adviser, as the investment adviser for such Funds of Funds, may determine that it would be in the best interest of a Fund of Funds and its shareholders to invest a portion of the fund’s assets in another series of the Trust, in order to efficiently gain exposure to the types of securities in which that series invests. However, absent the relief sought by this Application, such an investment would not be permitted because the Fund of Funds invests in Other Investments. The Funds of Funds will invest in Underlying Funds as set forth in their prospectuses.

                 Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Fund’s investment objectives, policies, strategies and limitations. The Adviser believes that the ability of the Funds of Funds to invest in Underlying Funds in reliance on Rule 12d1-2 in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of investors. Consistent with its fiduciary obligations under the Act, each Fund of Fund’s board of directors or board of trustees, as applicable, will review the advisory fees charged by the Fund of Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

                Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

                In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

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I) the acquired company and the acquiring company are part of the same group of investment companies;

II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

III) with respect to:
a) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or
b) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or Section (12)(d)(1)(G).

                 In 2006 the Commission adopted Rule 12d1-2 under the Act.3 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

2) Securities (other than securities issued by an investment company); and

3) Securities issued by a money market fund, when the acquisition is in reliance on rule 12d1-1.

3 See Fund of Fund Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

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For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”5 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6

                Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.7 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund not act as a fund of funds itself. The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

4 See Adopting Release at 17, n.58.

5 Id. at 17-18.

6 See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).

7 See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

8 See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

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Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.  The proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments.

                 Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act, or from any rule under the Act, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set forth in Section 6(c) of the Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

                The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein. See, e.g., Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 28896 (September 4, 2009) (notice) and 28936 (September 30, 2009) (order); First American Strategy Funds, Inc., et al., Investment Company Act Release Nos. 28683 (March 31, 2009) (notice) and 28715 (April 28, 2009) (order); Aberdeen Asset Management Inc., et al., Investment Company Act Release Nos. 28407 (Sept. 25, 2008) (notice) and 28443 (Oct. 21, 2008) (order); Delaware Management Business Trust, et. al., Investment Company Act Release Nos. 28405 (Sept. 24, 2008) (notice) and 28445 (Oct. 21, 2008) (order); Morgan Stanley Series Funds, et al., Investment Company Act Release Nos. 28388 (Sept. 23, 2008) (notice) and 28444 (Oct. 21, 2008) (order); Advanced Series Trust, et al., Investment Company Act Release Nos. 28355 (Aug. 8, 2008) (notice) and 28374 (Sept. 3, 2008) (order); PIMCO Funds, et al., Investment Company Act Release Nos. 28331 (July 17, 2008) (notice) and 28356 (Aug. 12, 2008) (order).

VI. APPLICANTS’ CONDITION

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                Applicants agree that the order granting the requested relief will be subject to the following condition:

1.
Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the application.

VII. REQUEST FOR ORDER

                Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

                Pursuant to Rule 0-2(f) under the Act, Applicants state that each of their addresses is 555 Taxter Road, Suite 175, Elmsford, New York 10523. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

                 The Authorizations required by Rule 0-2(c) under the Act were included in Exhibits A-1 through A-4 of the original Application and they remain in effect.   The verifications required by Rule 0-2(d) under the Act are attached as Exhibits A-1 through A-4 hereto.

                Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

May 11, 2010.

Respectfully submitted,

KINETICS MUTUAL FUNDS, INC.

                / s/   Jay H. Kesslen
 By           Jay H. Kesslen
             Vice President

 KINETICS PORTFOLIOS TRUST

                 / s/   Jay H. Kesslen
 By           Jay H. Kesslen
             Vice President

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KINETICS ASSET MANAGEMENT, INC.

                / s/   Leonid Polyakov
 By           Leonid Polyakov
             Chief Financial Officer

KINETICS FUNDS DISTRIBUTOR, INC.

               / s/   Leonid Polyakov
 By           Leonid Polyakov
             President

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EXHIBIT INDEX

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 EXHIBIT A-1
KINETICS MUTUAL FUNDS, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

                 The undersigned states that he has duly executed the attached “First Amended and Restated Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of Kinetics Mutual Funds, Inc., that he is the Vice President; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/   Jay H. Kesslen
Jay H. Kesslen
Vice President
May 11, 2010

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EXHIBIT A-2
KINETICS PORTFOLIOS TRUST
VERIFICATION PURSUANT TO RULE 0-2(d)

                 The undersigned states that he has duly executed the attached “First Amended and Restated Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of Kinetics Portfolios Trust; that he is the Vice President of such trust; and that all action by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/   Jay H. Kesslen
Jay H. Kesslen
Vice President
May 11, 2010

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EXHIBIT A-3
KINETICS ASSET MANAGEMENT, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

                 The undersigned states that he has duly executed the attached “First Amended and Restated Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of Kinetics Asset Management, Inc.; that he is the Chief Financial Officer of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/   Leonid Polyakov
Leonid Polyakov
Chief Financial Officer
May 11, 2010

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EXHIBIT A-4
KINETICS FUNDS DISTRIBUTOR, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

                 The undersigned states that he has duly executed the attached “First Amended and Restated Application Pursuant to Section 6(c) for an Order of Exemption from Rule 12d1-2(a)” for and on behalf of Kinetics Funds Distributor, Inc.; that he is the President of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/   Leonid Polyakov
Leonid Polyakov
President
May 11, 2010

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